[COX RADIO LETTERHEAD]






                                 August 5, 2008




VIA FACSIMILE and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:   Robert Bartelmes, Senior Financial Analyst
             John Harrington, Attorney-Advisor

             Re: Cox Radio, Inc.
                 Form 10-K for the year ended December 31, 2007
                 Filed March 7, 2008
                 File No. 001-12187

Dear Mr. Bartelmes:

    We have received your comments set forth in a letter dated July 24, 2008, and addressed to the undersigned. The remainder of this letter contains the text of your comments followed, in each case, by a response, as well as certain requested acknowledgments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

    1. We note that you have taken significant impairment charges for the write-down of intangible assets in each of the last two years. Additionally, the written-down assets have been in many of the same markets. In future filings, please provide additional insight into the underlying market conditions, growth trends, anticipated performance and other factors that resulted in these impairments. Also discuss the significance of these markets to your overall performance and financial condition.

         RESPONSE

         We recognized impairment charges in 2006 and 2007 due primarily to gradually weakening radio station valuations driven by lower revenue growth expectations. The radio industry as a whole has experienced a prolonged slow-down in revenue growth in recent years, and a sustained recovery has not materialized as quickly as many industry participants initially anticipated. This same slow-down has been experienced by other traditional media companies, including television and newspapers, as has been well documented in the financial press. These trends are not specific to any of our individual markets, but rather are affecting valuations in the industry as a whole, as evidenced not only by observed, industry-wide, private transaction multiples, but in public company valuations as well, both of which have undergone sustained, gradual declines in recent years.

         We have acquired various radio stations throuch numerous acquisitions over the last fifty years. In each case, the cost of the acquired business was allocated to the underlying assets acquired and liabilities assumed based on the fair value of such assets and liabilities at the date of acquisition. For radio stations acquired earlier in our history, the recorded values of those net assets are well below current fair value; therefore, no impairment has resulted even though the corresponding fair values have recently declined.
         For more recently acquired radio stations, the declining fair values have resulted in impairment charges due to their relatively higher carrying values. As a result, and particularly given the macro-economic factors discussed above, we have not included specific market disclosure because the conditions are not specific to any individual market. The markets for which impairment charges were recognized in 2006 and 2007 account for approximately 30% of our consolidated 2007 revenues.

         In connection with the preparation of our financial statements for the quarter ended June 30, 2008, due to declining industry revenues during the first half of 2008 and a continued weakening in radio station transaction multiples, we concluded that an interim impairment test pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," was appropriate. These factors and circumstances have been intensified in recent months by deteriorating macro-economic factors not directly related to the radio industry. This interim impairment testing and analysis resulted in Cox Radio recording an impairment of $147.6 million for the quarter ended June 30, 2008.

         To address the Staff's comment, we have included the following disclosure in the discussion of results of operations for the three months ended June 30, 2008 compared to the three months ended June 30, 2007 in our Form 10-Q for the quarter ended June 30, 2008, describing the factors leading to the impairment:

                  "During the second quarter of 2008, we recorded a $147.6 million non-cash impairment charge ($96.8 million net of tax) to reduce the carrying value of intangible assets in our Greenville, Honolulu, Houston, Jacksonville, Louisville, Miami, Richmond, San Antonio, Southern Connecticut and Tulsa markets to their estimated fair values. The write-down was pursuant to Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and certain intangible assets be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate the assets might be impaired. In addition to the write-down during second quarter of 2008, we also recorded non-cash impairment charges during the years ended December 31, 2007 and 2006. Each of these impairments were necessary due to declining radio market revenues and declining radio station transaction multiples. These trends have been experienced by other traditional media companies, including television and newspapers, as has been well documented in the financial press. Furthermore, these trends are not specific to any of our individual markets, but rather are affecting valuations in the industry as a whole, as evidenced not only by observed, industry-wide, private transaction multiples, but in public company valuations as well, both of which have undergone sustained, gradual declines in recent years. For more detail regarding the second quarter 2008, see Note 6 to the unaudited consolidated financial statements included in this report."

         Should Cox Radio record impairment charges in the future, whether through annual or interim testing, we will provide similar disclosure responsive to your comment.



Liquidity and Capital Resources

         2. We note that you expect operations to generate sufficient cash to meet your capital expenditure and debt service requirements. Explain to us why you do not believe any discussion and analysis in your MD&A of your cash flows during 2007 is material to an understanding of your liquidity and financial condition. Refer to Regulation S-K Item 303(a) and the Instructions thereto (particularly Instructions 2 and 5).

         RESPONSE

         We did not believe any discussion and analysis in our MD&A of our specific cash flows during 2007 was material to an understanding of our liquidity or financial condition due to the fact that we indicate that our primary source of liquidity is cash flows from operating activities, we are not highly leveraged, and information germane to working capital and other measures of liquidity are presented and calculable from the face of the statement of cash flows. Additionally, we fully disclosed our uses of liquidity and future cash requirements. However, in light of your comment and after further consideration, we will provide additional disclosure that specifically addresses significant changes in our cash flows from operating activities in periods presented in future filings. Accordingly, to enhance our disclosure, we added more detail regarding changes in our various cash flow components to the discussion of sources and uses of liquidity in our Form 10-Q for the quarter ended June 30, 2008. The additional disclosure is as follows:

                  "Primary sources of liquidity are cash provided by operations and cash borrowed under our bank credit facility. Primary uses of liquidity include debt service, acquisitions, capital expenditures, common stock repurchases and investment in signal upgrades.

                  Net cash provided by operating activities for the six months ended June 30, 2008 was $39.3 million, a decrease of $6.0 million from the six months ended June 30, 2007, primarily due to an increase in working capital. Changes in working capital resulted in a $14.0 million net use of cash for the six months ended June 30, 2008, as compared to an $8.5 million net use of cash for the six months ended June 30, 2007. These working capital changes are the result of routine timing differences between the receipt and payment of cash. Cox Radio expects future net cash provided by operating activities to provide sufficient funding for operations in the foreseeable future.

                  Net cash used in investing activities was $6.0 million for the six months ended June 30, 2008, an increase of $2.3 million over the six months ended June 30, 2007. This increase was primarily due to additional investment in projects designed to enhance and improve signals at certain stations during the comparable 2008 period.

                  Net cash used in financing activities was $33.7 million for the six months ended June 30, 2008, a decrease of $9.5 million from the six months ended June 30, 2007. During the six months ended June 30, 2008, we used $57.6 million to repurchase shares of our Class A common stock, as compared to $2.3 million during the six months ended June 30, 2007. See Item 2 in Part II of this report for more information regarding our stock repurchase programs. Financing activities also included $35 million of net borrowings under our revolving credit facility for the first six months of 2008, as compared to net repayments of $45 million in the comparable 2007 period."

         We also will provide similar enhanced cash flow disclosure in future filings.



Definitive Proxy Statement on Schedule 14A Incorporated by Reference
Into Part III


Compensation Discussion and Analysis
Long-Term Incentive Awards


         3. In future filings, please provide an explanation of how the varying amounts of performance units and restricted stock awarded to named executive officers in 2007 were determined, discussing the relative significance or market data, company performance and individual adjustments.

         RESPONSE

         In future filings, we intend to continue to provide disclosure that is appropriate and meaningful to investors, and in response to your comments we will endeavor to better explain the method by which the number of performance units and restricted stock or restricted stock unit awards are determined, including (as applicable) the relative significance of market data, company performance and individual performance.

         4. In future filings, please clarify your description of the terms of the performance units in so that investors can better ascertain the potential value of such units. For example, quantify the value of each unit. Also include a description of the financial performance calculation.

         RESPONSE

         In future filings, we intend to include disclosure regarding the terms of the performance units, a description of the financial performance calculation and appropriate information about the potential value of the performance units.


Role of Consultants and Cox Radio Executives



         5. It is not clear whether the Cox Enterprises Human Resources Department uses the relevant companies in the Towers
                  Perrin media survey for benchmarking purposes. In future filings, please provide additional detail about how the survey information was used in making compensation decisions with respect to your named executive officers in your most recent fiscal year. If the survey information was used for benchmarking purposes, you must identify the relevant companies in the survey. Refer to Regulation S-K Compliance and disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers' compensation.

         RESPONSE

         We do not use the Towers Perrin media survey for benchmarking purposes, as that term has been interpreted for purposes of CD&A disclosure. The use of the term "benchmark" in our CD&A included in our last proxy statement for the 2008 annual meeting of stockholders was meant to be more colloquial. Rather, Cox Radio uses the Towers Perrin media survey as a means of developing an appropriate competitive market pay reference point for executive salaries, in conjunction with many other factors including job scope and responsibilities, length of service, company financial and operating performance, and individual performance. We retain discretion whether or not to use the Towers Perrin survey data, and where necessary, the reference point developed through the Towers Perrin media survey is supplemented by proxy statement analysis and other sources that may represent a range of companies throughout the media industry, depending on the position.

         We do not select the participants in the Towers Perrin media survey. In addition, all participants do not provide compensation information for all positions, and Towers Perrin does not provide a list of companies that do provide compensation data for each position, in order to protect the anonymity of participants' data. Because of this, and because the survey only provides aggregated data from groups of companies, it is not possible for us to identify which survey companies match to the relevant position(s). Therefore, we respectfully submit that providing a list of some or all the 100+ participants included in the Towers Perrin media survey would not be meaningful or material to an investor's understanding of the process by which compensation decisions are made, particularly given our selective use of survey data.

         In future filings, we will endeavor to provide additional detail about the manner in which the Towers Perrin media survey is used and the analysis and additional factors that are used to establish executive salaries, as described above.


                                    * * * * *

         As requested, Cox Radio hereby acknowledges that:

         o It is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

         o SEC staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any such filing; and

         o Cox Radio may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


         We hope you will find this letter responsive to your comments. If you have questions regarding our responses, please do not hesitate to contact me at 678-645-4310.


                                   Sincerely,



                                   /s/ Neil O. Johnston
                                   ------------------------------------------
                                   Neil O. Johnston
                                   Vice President and Chief Financial Officer



cc:      Andrew A. Merdek
         Thomas D. Twedt
         Barry E. McLaurin